Exhibit 99.2

August 21, 2023

Filed via SEDAR

To All Applicable Exchanges and Securities Administrators

Subject:	Curaleaf Holdings, Inc. (the “Issuer”)

Notice of Meeting and Record Date

Dear Sir/Madam:

We are pleased to confirm the following information with respect to the Issuer’s upcoming meeting of securityholders:

Meeting Type:	Annual General and Special Meeting
Meeting Date:	October 4, 2023
Record Date for Notice of Meeting:	August 22, 2023
Record Date for Voting (if applicable):	August 22, 2023
Beneficial Ownership Determination Date:	August 22, 2023
Class of Securities Entitled to Vote:	Subordinate Voting Shares
Multiple Voting Shares
ISIN:	CA23126M1023
Issuer sending proxy materials directly to NOBOs:	No
Issuer paying for delivery to OBOs:	Yes
Notice and Access for Beneficial Holders:	Yes
Notice and Access for Registered Holders:	Yes

In accordance with applicable securities regulations we are filing this information with you in our capacity as agent of the Issuer.

Yours truly,

ODYSSEY TRUST COMPANY

AS AGENT FOR Curaleaf Holdings, Inc.